Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Brookline Bancorp, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-197881) on Form S-3 and (No. 333-197317) on Form S-8 of Brookline Bancorp, Inc. of our reports dated March 2, 2015, with respect to the consolidated balance sheets of Brookline Bancorp, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Brookline Bancorp, Inc.

/s/ KPMG LLP

Boston, Massachusetts
March 2, 2015